July 17, 2007


Mail-Stop 4561


Mr. Lee A. Brady
President and Chief Executive Officer
LaPorte Bancorp, Inc.
710 Indiana Avenue
LaPorte, Indiana 45350


Re:	LaPorte Bancorp, Inc.
	Amendment No. 1 to Form S-1
	Filed July 11, 2007
	File No. 333-143526


Dear Mr. Brady:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
Holding Company Prospectus cover page
1. As previously requested, revise the heading to also include a second line for the issuance of 961,967 to City Savings holders.




Summary
Reasons for the Offering, page 12
2. Revise the second bullet to disclose the anticipated costs to complete the Westville and Varparaiso branches.

Benefits of the Offering ...
Stock-Based Incentive Plan, page 14
3. Revise to indicate management`s current intentions regarding whether they intend to adopt the plans in 6 months or wait until after 1 year. Make similar changes throughout the Prospectus.

How We Will Use the Proceeds..., page 19
4. Revise to add a line in the uses for the approximately $1.3 million to terminate City savings` benefit plans and cash out City Savings` Officers and Directors employment agreements. Make similar changes to the "Use of Proceeds" table on page 33.

Pro Forma Data, page 38
5. You added footnote 8 in response to our prior comment 17 to show the shares outstanding you used to calculate EPS. Please revise the footnote to provide the composition of the common stock issuances in the offering adjustments.

Financial Statements, page F-2
Note 14 - Other Comprehensive Income (Loss), page F-32
6. Please revise to describe the nature of the ($1,309,807) balance in the table on this page or revise to remove this amount.

      *			*			*			*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to Babette
Cooper
at (202) 551-3396 or John Nolan at (202) 551-3492.  All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3491.



							Sincerely,


							Todd Schiffman
					Assistant Director
							Financial Services Group



CC:	Kip A. Weissman, Esq.
	Luse Gorman Pomerenk & Schick P.C.
	5335 Wisconsin Avenue N.W., Suite 400
	Washington, DC 20015
	Phone (202) 274-2000
	Facsimile (202) 362-2902





Mr. Lee A. Brady
LaPorte Bancorp, Inc.
Page 1 of 4